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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   Form 12b-25

                           NOTIFICATION OF LATE FILING

                                                                 SEC FILE NUMBER
                                                                 0-20730
                                                                 ---------------

(Check One):                                                        CUSIP NUMBER
   Form 10-K    Form 20-F    Form 11-K  X  Form 10-Q    Form N-SAR   59501B 10 5
--           --           --           ---           --             ------------

     For Period Ended: SEPTEMBER 30, 1996
     [  ] Transition Report on Form 10-K
     [  ] Transition Report on Form 20-F
     [  ] Transition Report on Form 11-K
     [  ] Transition Report on Form 10-Q
     [  ] Transition Report on Form N-SAR
     For the Transition Period Ended:
                                      ------------------------------------------

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

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PART I - REGISTRANT INFORMATION

Micro Warehouse, Inc.
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Full Name of Registrant


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Former Name if Applicable

535 Connecticut Avenue
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Address of Principal Executive Office (Street and Number)

Norwalk, Connecticut 06854
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City, State and Zip Code


PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

     (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

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     (b)  The subject annual report, semi-annual report, transition report on
          Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be
 X        filed on or before the fifteenth calendar day following the prescribed
--- due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

     (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

     State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

     Micro Warehouse, Inc. (the "Company") hereby informs the Securities and Exchange Commission that it will be unable to file its Quarterly Report on Form 10-Q for the quarter ended September 30, 1996 within the time period prescribed for such filing without unreasonable effort and expense.

     The Company previously announced that it would restate its financial results for the 1994 and 1995 fiscal years and that it may restate its financial results for 1993. The Company reported that these restatements were due to errors in the Company's accounting procedures and that the aggregate charge to operating profits for all of the applicable periods was expected to be $28 million after tax.

     The Company's Audit Committee is currently overseeing a review of these matters by the Company, its independent auditors and its legal counsel. An independent consultant has also been retained to advise counsel with respect to these matters. As of this date, neither the examination nor the restatement of prior period financial results has been completed.

     Due to the nature of the restatement of financial results and the time required to collect and analyze the data in connection with such restatement, the Company is unable to complete its filing on Form 10-Q for the period ended September 30, 1996 by the required filing date of November 14, 1996. The Company expects to complete the portion of the information required to file the referenced report not later than five calendar days after November 14, 1996.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

       Steven Purcell                    203                     899-4000
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          (Name)                       (Area Code)          (Telephone Number)

(2)  Have all other periodic reports required under Section
     13 or 15(d)    of the Securities Exchange Act of 1934 or
     Section 30 of the Investment Company Act of 1940 during
     the preceding 12 months or for such shorter period that
     the registrant was required to file such report(s) been
     filed?  If answer is no, identify report(s).                 X  Yes     No
                                                                 ---     ---
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(3)  Is it anticipated that any significant change in results of operations from the corresponding period for the last
     fiscal year will be reflected by the earnings statements
     to be included in the subject report or portion thereof?     X  Yes     No
                                                                 ---     ---

     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

     For the reasons set forth in Part III, the Company expects the restated results of operations in the quarter ended September 30, 1995 will reflect a downward change from the previously reported results of operations in such quarter. Because the restatement of the Company's financial results has not been completed, the Company is unable to determine whether there will be any significant change in results of operations for the quarter ended September 30, 1996 from the corresponding period in 1995.

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                             Micro Warehouse, Inc.
                  --------------------------------------------
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


Date   November 14, 1996                    By
     -----------------------------------        -----------------------------
                                                Steven Purcell
                                                Vice President-Finance, Chief
                                                  Financial Officer and
                                                  Treasurer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.



                                    ATTENTION
           Intentional misstatements or omissions of fact constitute
                Federal Criminal Violations (See 18 U.S.C. 1001).

                              GENERAL INSTRUCTIONS

     1. This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.
     2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under

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     the Act.  The information contained in or filed with the form will be made a matter of public record in the Commission files.
     3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.
     4. Amendments to the notifications must also be filed on Form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.
     5. ELECTRONIC FILERS. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report with the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T (Section 232.201 or Section 232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T (Section 232.13(b) of this chapter).